Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

NOVEMBER 2, 2010

Management’s Discussion and Analysis (MD&A)
(November 2, 2010)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) as at and for the three and nine month periods ended September 30, 2010 and 2009, the December 31, 2009 MD&A and audited Consolidated Financial Statements and the MD&A and unaudited Interim Consolidated Financial Statements as at and for the three and six month periods ended June 30, 2010 and 2009 and the MD&A and unaudited Interim Consolidated Financial Statements as at and for the three month periods ended March 31, 2010 and 2009.  The Company’s Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). All comparisons are between the quarters ended September 30, 2010 and 2009, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated. Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.

Third Quarter Results Summary

•	Cash provided by operating activities during the quarter was $822 million, an increase from $747 million a year ago. Year-to-date cash provided by operating activities was $2.9 billion.
•	Net income was $121 million, a four-fold increase from $30 million a year earlier, primarily due to increased commodity prices.
•	Production from continuing operations averaged 389,000 boe/d, 12% above last year. Production averaged 404,000 boe/d, 1% over the third quarter of 2009.
•	Long-term debt net of cash and cash equivalents at quarter end was $1.6 billion, down from $2.1 billion at December 31, 2009.
•	Production from the Pennsylvania Marcellus shale play averaged 222 mmcf/d during the quarter and was approximately 270 mmcf/d at the beginning of November.
•	The Company entered into an agreement to acquire a material land position in the liquids rich window of the Eagle Ford shale play.
•	Talisman announced the joint acquisition of BP Exploration Company (Colombia) Limited, which will add over 12,000 boe/d of production, as well as exploration and development upside.
•	The Company entered into agreements to acquire interests in licences in Norway, which include a number of oil discoveries.
•	Production from the Burghley field started on schedule with an initial gross rate of 15,000 bbls/d.
•	Talisman declared a semi-annual dividend of 12.5 cents per share, payable on December 31, 2010 to shareholders of record at the close of business on December 10, 2010.

Highlights

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
Financial (millions of C$ unless otherwise stated)
Income (loss) from continuing operations	68	25	721	(477)
Income from discontinued operations	53	5	231	1,025
Net income	121	30	952	548

C$ per common share
Net income – Basic	0.12	0.03	0.94	0.54
– Diluted	0.12	0.03	0.92	0.54
Income (loss) from continuing operations
– Basic	0.07	0.02	0.71	(0.47)
– Diluted	0.07	0.02	0.70	(0.47)
Production (daily average)
Oil and liquids (mbbls/d)	175	182	184	195
Natural gas (mmcf/d)	1,282	996	1,197	1,003
Continuing operations (mboe/d)	389	348	383	362
Discontinued operations (mboe/d)	15	53	33	63
Total mboe/d (6 mcf = 1 boe)	404	401	416	425

During the third quarter of 2010, income from continuing operations increased as a result of increased commodity prices, partially offset by unfavourable foreign exchange variances due to the strengthening C$.  Higher volumes from continuing operations were driven by increased natural gas production in North America, Scandinavia and Southeast Asia.

Daily Average Production, Before Royalties

	Three months ended			Nine months ended
September 30,	2010	2010 vs 2009 (%)	2009	2010	2010 vs 2009 (%)	2009
Continuing operations
Oil and liquids (bbls/d)
North America	20,259	(5)	21,368	20,056	(7)	21,473
UK	69,152	(3)	71,300	71,153	(19)	87,859
Scandinavia	35,042	17	30,067	39,233	23	32,018
Southeast Asia	37,340	(17)	45,145	40,099	0	40,222
Other	13,312	(4)	13,848	13,500	(2)	13,792
	175,105	(4)	181,728	184,041	(6)	195,364
Natural gas (mmcf/d)
North America	663	24	533	604	12	540
UK	16	14	14	17	(19)	21
Scandinavia	91	139	38	85	93	44
Southeast Asia	512	25	411	491	23	398
	1,282	29	996	1,197	19	1,003
Continuing operations (mboe/d)	389	12	348	383	6	362
Discontinued operations
North America	15		52	33		60
Other	-		1	-		3
Discontinued operations (mboe/d)	15		53	33		63
Total mboe/d	404	1	401	416	(2)	425

Production from continuing operations increased by 12% over the previous year.  This was due principally to increased oil and liquids volumes in Scandinavia and increased gas volumes in North America, Scandinavia and Southeast Asia, partially offset by decreased oil and liquids volumes in Southeast Asia.

Natural gas production from continuing operations in North America increased 24% due principally to successful development in the Pennsylvania Marcellus shale, partially offset by natural declines in conventional areas.  Production from the Pennsylvania Marcellus shale averaged 222 mmcf/d during the quarter.

Oil and liquids production in the UK decreased by 3%, due principally to operational issues at Auk, additional turnaround days at Claymore compared to the same period in 2009 and well outages at Ross/Blake.  This was offset by higher Tweedsmuir production due to various 2009 operational issues.

In Scandinavia, oil and liquids production increased 17% over the same period in 2009 due to the successful infill drilling programs at Varg and Veslefrikk, as well as improved uptimes at Rev.  Natural field declines and operational issues at Brage partially offset the increases.

Southeast Asia natural gas production increased by 25% over the same period in 2009.  Indonesia natural gas production averaged 402 mmcf/d due to better performance from the Suban plant in Corridor.  Tangguh, which began production in the third quarter of 2009, contributed 26 mmcf/d of production during the quarter.  Malaysia/Vietnam gas production averaged 110 mmcf/d in the quarter, an increase of 31 mmcf/d compared to the same period in 2009 due to increase in plant efficiency with no planned shutdowns during the quarter.

Southeast Asia oil and liquids production decreased 17% due to natural declines, as well as temporary scaling issues which are to be rectified in the fourth quarter, and unplanned shutdowns at PM-3.  In Australia production was down due to natural declines and a planned shutdown in the Laminaria field during the quarter.

Volumes produced into (sold out of) inventory1

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
UK	(1,394)	1,345	(1,550)	(1,758)
Scandinavia	(5,045)	630	(122)	(1,757)
Southeast Asia	(2,017)	2,240	1,090	(1,936)
Other	429	4,869	577	(4,262)
Total produced into (sold out of) inventory – bbls/d	(8,027)	9,084	(5)	(9,713)
Total produced into (sold out of) inventory – mmbbls	(0.7)	0.8	-	(2.7)
Inventory at September 30 - mmbbls	1.6	2.4	2.3	2.4
1.	Includes impact of discontinued operations

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production, Before Royalties’ table above represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

Company Netbacks 1, 2

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
Oil and liquids ($/bbl)
Sales price	78.09	72.24	78.19	63.56
Royalties	11.78	11.58	12.07	8.28
Transportation	1.16	1.00	1.15	1.11
Operating costs	21.27	21.46	21.04	19.00
	43.88	38.20	43.93	35.17
Natural gas ($/mcf)
Sales price	5.66	5.01	5.80	5.18
Royalties	0.95	0.84	0.93	0.87
Transportation	0.29	0.30	0.30	0.27
Operating costs	0.92	1.05	1.01	1.14
	3.50	2.82	3.56	2.90
Total ($/boe) (6 mcf = 1 boe)
Sales price	53.17	50.29	54.38	47.36
Royalties	8.35	8.16	8.52	6.74
Transportation	1.47	1.41	1.51	1.37
Operating costs	12.36	13.56	12.81	12.93
	30.99	27.16	31.54	26.32
1.	Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2.	Includes impact of discontinued operations.

During the third quarter, the Company’s average netback was $30.99/boe, 14% higher than in 2009.  Talisman’s realized price of $53.17/boe was 6% higher than 2009, due principally to higher oil and liquids prices, partially offset by the strengthening of the C$ relative to the US$.

The Company’s realized sale price includes the impact of physical commodity contracts, but does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

Commodity Prices 1 and Exchange Rates

	Three months ended			Nine months ended
September 30,	2010	2010 vs 2009 (%)	2009	2010	2010 vs 2009 (%)	2009
Oil and liquids ($/bbl)
North America	61.40	2	60.17	64.68	23	52.46
UK	79.87	7	74.59	79.73	22	65.22
Scandinavia	81.63	7	76.53	81.28	22	66.53
Southeast Asia	78.37	5	74.30	79.79	20	66.52
Other	85.00	19	71.45	80.18	21	66.15
	78.09	8	72.24	78.19	23	63.56
Natural gas ($/mcf)
North America	4.73	17	4.05	5.10	10	4.65
UK	4.95	53	3.24	4.56	(5)	4.80
Scandinavia	7.40	53	4.83	6.44	(2)	6.54
Southeast Asia	6.73	(3)	6.92	6.82	11	6.12
	5.66	13	5.01	5.80	12	5.18
Total $/boe (6 mcf = 1 boe)	53.17	6	50.29	54.38	15	47.36
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	76.20	12	68.30	77.65	36	56.99
Dated Brent (US$/bbl)	76.86	13	68.28	77.13	35	57.16
Tapis (US$/bbl)	78.97	13	69.78	77.48	33	58.36
NYMEX (US$/mmbtu)	4.41	29	3.41	4.58	16	3.96
AECO ($/gj)	3.36	20	2.79	3.92	10	3.57
Canadian dollar/US dollar exchange rate	1.04	(6)	1.10	1.04	(11)	1.17
Pound sterling/Canadian dollar exchange rate	1.61	(11)	1.80	1.59	(12)	1.80
1.	Prices exclude gains or losses related to hedging activities and include the impact of discontinued operations.

The changes in the Company’s reported commodity prices are consistent with the relevant benchmark prices, however, the Company’s reported prices reflect the strengthening of the C$ relative to the US$.

Royalties1

	Three months ended
	2010		2009
September 30,	%	$ millions	%	$ millions
North America	14	57	11	36
UK	-	1	-	1
Southeast Asia	34	203	34	189
Other	50	49	32	20
Corporate Average	16	310	15	246

	Nine months ended
	2010		2009
September 30,	%	$ millions	%	$ millions
North America	11	140	11	115
UK	-	5	-	4
Southeast Asia	36	632	34	466
Other	53	149	43	121
Corporate Average	16	926	14	706
1.	Includes impact of royalties related to sales volumes.

The corporate royalty expense from continuing operations was $310 million, up 26% from the $246 million expense in 2009 due to increased commodity prices and higher production.

Unit Operating Expenses1

	Three months ended			Nine months ended
	2010	2010 vs 2009	2009	2010	2010 vs 2009	2009
September 30,	$/boe	(%)	$/boe	$/boe	(%)	$/boe
North America	8.52	3	8.26	9.00	(5)	9.47
UK	30.06	(12)	34.29	30.98	21	25.66
Scandinavia	15.42	(35)	23.88	15.71	(19)	19.41
Southeast Asia	6.06	12	5.42	6.11	(1)	6.15
Other	5.81	-	5.81	5.61	(16)	6.67
	12.36	(9)	13.56	12.81	(1)	12.93
1.	Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses1

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
($ millions)
North America	100	92	309	310
UK	203	226	638	655
Scandinavia	77	79	227	215
Southeast Asia	72	54	199	185
Other	7	4	20	29
	459	455	1,393	1,394
1.	Includes operating expenses related to sales volumes.

Unit operating expenses have reduced compared to a year ago while absolute costs remain generally flat.  Unit operating expenses benefited from increased shale production, which has lower unit rates, and higher production in Scandinavia.  Reported operating expenses also benefited favourably from the strengthening C$.

In North America, total operating expenses increased due to increased shale production in the Pennsylvania Marcellus and Montney areas.  In the UK,  total operating expenses decreased due to lower maintenance costs and the weakening of the UK£ relative to the C$.  In Scandinavia, total operating expenses decreased as a result of lower maintenance in Gyda and lower pre-operating costs in Yme.  In Southeast Asia, operating costs increased due to maintenance activity in Malaysia and Indonesia.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended			Nine months ended
September 30,	2010 $/boe	2010 vs 2009 (%)	2009 $/boe	2010 $/boe	2010 vs 2009 (%)	2009 $/boe
North America	16.66	(12)	18.87	17.20	(8)	18.69
UK	21.14	(18)	24.84	20.50	(16)	24.29
Scandinavia	26.32	14	23.09	25.74	8	23.73
Southeast Asia	7.42	(17)	8.93	7.11	(25)	9.47
Other	5.75	(17)	6.96	5.80	(1)	5.86
	15.57	(9)	17.00	15.46	(11)	17.34
1.	Includes impact of DD&A expense related to sales volumes.

Total DD&A Expense1

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
($ millions)
North America	199	188	562	564
UK	142	165	420	618
Scandinavia	133	77	375	266
Southeast Asia	87	93	240	285
Other	7	6	21	29
	568	529	1,618	1,762
1.	Includes DD&A expense related to sales volumes.

Total DD&A expense from continuing operations was $568 million, up 7% from the same period in 2009 as a result of increased production and higher liftings.

The unit DD&A rate in North America decreased due to increased shale gas production, which has a lower DD&A expense per unit than the Company’s conventional gas production,

The decrease in the UK unit DD&A rate was the result of an upward revision of reserve volumes at the end of 2009 resulting from higher oil prices as well as the weakening of the UK£ relative to the C$.

The increase in the Scandinavia DD&A expense is due to an increase in production and a higher DD&A rate at the Varg field.  Varg was fully written down in 2008 and therefore had minimal DD&A in 2009.  Additional Varg capital expenditure in 2010 and increased production at Rev also contributed to the increase in DD&A expense.

The decrease in the Southeast Asia DD&A expense is due principally to lower Song Doc production.  The unit DD&A rate decreased due to increased production from Corridor, which has a lower DD&A rate than the Southeast Asia average, and the addition of reserves at Song Doc, which reduced its unit DD&A rate.

Corporate and Other

	Three months ended			Nine months ended
September 30,	2010	2009	1	2010	2009	1
($ millions)
General and administrative (G&A) expense	118	79		286	246
Dry hole expense	44	77		78	335
Exploration expense	74	75		241	202
Interest on long-term debt	37	54		119	144
Stock-based compensation (recovery)	63	98		(23)	249
(Gain) loss on held-for-trading financial instruments	(54)	(98)		(227)	270
Other revenue	26	29		82	89
Other expenses, net	89	(77)		135	25
1	Restated for operations classified as discontinued subsequent to September 30, 2009.

G&A expense increased mainly as a result of establishing offices in Pittsburgh and Houston, US and Brisbane, Australia to service the Pennsylvania Marcellus, Eagle Ford and Papua New Guinea operations respectively.

Dry hole expense includes the write-off of exploration wells in the UK, Peru and Australia.

Interest expense on long-term debt decreased relative to the third quarter of 2009, capitalized interest having increased by $10 million as a result of increased capital expenditures on the Yme development.  Total interest charges on long-term debt, including the amounts expensed and capitalized, was $59 million, down marginally from 2009 as a result of the strengthening C$.

Stock-based compensation expense (recovery) is based primarily on the difference between the Company’s share price and the exercise price of its stock options or cash units. During the third quarter of 2010, stock-based compensation expense was $63 million, due principally to an increase in the Company’s share price during the quarter.

Talisman recorded a gain on held-for-trading financial instruments of $54 million principally related to commodity price derivatives that are not designated as hedges for accounting purposes. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

Other revenue of $26 million includes $23 million of pipeline and processing revenue.

Other expense includes $79 million of foreign exchange loss, arising from the revaluation of the Company’s working capital and future income tax liabilities in Canada and Norway as a result of the currency movements during the quarter.  This was partially offset by a net gain on minor asset disposals of $12 million.

Taxes

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
($ millions)
Income (loss) from continuing operations before taxes	258	186	1,246	(447)
Less PRT
Current	25	16	85	32
Deferred	-	5	(5)	28
Total PRT	25	21	80	60
	233	165	1,166	(507)
Income tax expense
Current income tax	235	161	631	477
Future income tax recovery	(70)	(21)	(186)	(507)
Total income tax expense (recovery)	165	140	445	(30)
Effective income tax rate	71%	85%	38%	6%

The $25 million increase in total income tax expense relative to the same period in 2009 is due principally to increased revenues resulting from higher commodity prices, particularly in the high tax rate North Sea jurisdictions, and higher volumes.

Capital Expenditures

	Three months ended			Nine months ended
September 30,	2010	2010 vs 2009 (%)	2009	2010	2010 vs 2009 (%)	2009
($ millions)
North America	517	55	334	1,181	95	606
UK	188	7	175	471	(15)	555
Scandinavia	151	3	147	484	(7)	523
Southeast Asia	127	(4)	132	357	(34)	543
Other	73	43	51	232	29	180
Exploration and development	1,056	26	839	2,725	13	2,407
Corporate, IS and Administrative	19		11	48		34
Acquisitions	64		227	655		322
Proceeds on dispositions	(50)		(44)	(201)		(143)
Discontinued Operations
Cash proceeds on disposition	(348)		(18)	(1,601)		(1,948)
Capital expenditures	1		50	15		406
Total	742		1,065	1,641		1,078

North America capital expenditures during the quarter totalled $517 million, of which $471 million related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus and Montney shale programs.  The remaining capital was invested in conventional oil and gas properties.

In North America, 46 gross shale wells were drilled with 35 gross wells in the Pennsylvania Marcellus Shale and 9 gross wells in the Montney Shale.

In the UK, capital expenditures of $188 million were comprised of $34 million on exploration costs and $154 million on development which included the Auk North, Auk South and Burghley developments.

In Scandinavia, capital expenditures of $151 million were comprised of $23 million on exploration, the majority of which related to the drilling of Stirby and the Grevling appraisal, and $128 million principally on the Yme development.

In Southeast Asia, capital expenditures of $127 million included $58 million on exploration, and $69 million on development, which included expenditures on the PM3 CAA Mercury Removal Unit and developmental drilling, as well as advancing the Jambi Merang development.

Capital expenditures in other areas of $73 million were comprised of $47 million on exploration, including $20 million in Colombia and $12 million in the Kurdistan region of northern Iraq.  In addition, $26 million was spent on development in Algeria to progress the El Merk project.

Acquisitions

In August 2010, Talisman and Ecopetrol S.A. reached an agreement to acquire all of the outstanding shares of BP Exploration Company (Colombia) Limited (BPXC), a wholly owned subsidiary of BP plc.  Under the terms of the transaction, Talisman acquired a 49% interest in BPXC for US$858 million, before a US$71 million working capital adjustment.  A cash deposit of US$613 million has been paid in connection with this transaction, which has been included within other long-term assets.

In October 2010, Talisman and Statoil Texas Onshore Properties LLC (“Statoil”) entered into an agreement to acquire 97,000 net acres of liquids rich properties in the Eagle Ford shale play in south Texas from Enduring Resources, LLC for a total consideration of US$1.3 billion, which results in a net cost to Talisman of approximately US$485 million, after Statoil purchases a 50% working interest in Talisman’s existing 37,000 net acres in the Eagle Ford. Upon completion of these transactions, Talisman will hold approximately 70,000 net acres, predominantly in the liquids rich heart of the play.  Talisman and Statoil have created a joint-venture across the Eagle Ford shale play, with Talisman as the initial operator.

Talisman has entered into agreements to acquire a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in PL375 Beta discovery for total consideration of approximately $200 million.  One of these agreements closed in the third quarter for a cost of $45 million and the other is expected to close in the fourth quarter of 2010.

Discontinued Operations

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations.  Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold.  Comparative results have been restated to reflect the impact of operations that have become discontinued since September 30, 2009.  See note 2 to the unaudited Interim Consolidated Financial Statements.

In line with the Company’s strategy to exit non-strategic areas, Talisman continues to rationalize its portfolio of assets.

In the third quarter of 2010, Talisman sold or reached agreement to sell oil and gas producing properties in Western Canada for proceeds of $688 million.  These transactions resulted in a net gain of $40 million, including a tax recovery of $34 million, being recorded in the third quarter.  The transactions not completed in the third quarter are expected to be completed in the fourth quarter.

The net investment in the Company’s Canadian self-sustaining operations has been reduced as a result of the disposal transactions and the parent company's reduction in the net investment in the corresponding subsidiaries that have occurred in 2010 and, accordingly, $356 million of exchange gains previously accumulated in other comprehensive income were included in the carrying value of the assets used to determine the gain on disposal.

In the third quarter of 2009, Talisman entered into agreements to sell oil and gas producing assets in Western Canada and Tunisia.  These transactions were completed in the fourth quarter of 2009 and first quarter of 2010 respectively.  In addition, Talisman received approximately $17 million of contingent consideration relating to an agreement entered into in 2007 to sell assets in the UK resulting in a gain of $11 million, net of tax of $6 million.

Results of Discontinued Operations

	Three months ended September 30
	North America		UK		Scandinavia		Other		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Income (loss) from discontinued operations, net of tax	13	(6)	-	-	-	-	-	-	13	(6)
Gain on disposition of assets, net of tax	40	-	-	11	-	-	-	-	40	11
Income from discontinued operations	53	(6)	-	11	-	-	-	-	53	5

	Nine months ended September 30
	North America		UK		Scandinavia		Other		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Income (loss) from discontinued operations, net of tax	69	(1)	-	-	-	-	(1)	19	68	18
Gain (loss) on disposition of assets, net of tax	168	433	-	482	-	(9)	(5)	101	163	1,007
Income (loss) from discontinued operations	237	432	-	482	-	(9)	(6)	120	231	1,025

Daily Average Production Volumes of Discontinued Operations

	Three months ended		Nine months ended
September 30,	2010	2009	2010	2009
North America
- oil and liquids (mbbls/d)	1	9	4	15
- natural gas (mmcf/d)	87	257	174	268
Other
- oil and liquids (mbbls/d)	-	1	-	3
Discontinued operations (mboe/d)	15	53	33	63

Liquidity and Capital Resources

Talisman’s long-term debt net of cash and cash equivalents and bank indebtedness at September 30, 2010 was $1.6 billion, compared to $2.1 billion at December 31, 2009.  During the quarter, the Company generated $822 million of cash provided by operating activities.  Long-term debt of $3.7 billion was marginally lower than at December 31, 2009 due principally to the strengthening of the C$ relative to the US$.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions with cash provided by operating activities, cash on hand and proceeds from dispositions.

The Company has an active hedging program that partially protects 2010 and 2011 cash flow from the effect of declining commodity prices (see ‘Risk Management’ section of this MD&A).

The majority of the Company's debt matures subsequent to 2011, with $355 million maturing in January 2011.

At September 30, 2010, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenants include a debt-to-cash flow ratio, calculated quarterly on a trailing twelve month basis, and a minimum net worth requirement, calculated quarterly but based on the most recently completed year-end results.

At September 30, 2010, debt-to-debt plus equity was 25% (December 31, 2009 – 25%).  For the twelve months ended September 30, 2010, the debt-to-cash flow ratio was 1.12:1 (2009 – 0.84:1), where cash flow is defined as cash provided by operating activities plus changes in non-cash working capital and debt is defined as gross debt including prepaid financing costs.

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At September 30, 2010, approximately 88% of the Company’s trade accounts receivable were current.  Talisman had no customers with individually significant balances outstanding at September 30, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

The Company utilizes letters of credit largely pursuant to committed and uncommitted letter of credit facilities.  Letters of credit are issued by banks under these facilities and most are renewed annually.  At September 30, 2010, letters of credit totalling $1.4 billion had been issued.

On March 23, 2010, the Company filed, as part of a registration statement, a universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to $3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units.  The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in Canada.

In November 2009, Talisman renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange pursuant to which the Company may repurchase up to 50,945,743 of its common shares (representing 5% of the common shares outstanding at November 18, 2009) during the 12-month period commencing December 2, 2009 and ending December 1, 2010.  Shareholders may obtain a copy of the Company’s notice of intention to make a NCIB free of charge by emailing the Company at tlm@talisman-energy.com.  During the nine month period ended September 30, 2010, Talisman did not repurchase any common shares of the Company under its NCIB.

At September 30, 2010, there were 1,016,735,202 common shares outstanding. Subsequent to September 30, 2010, 245,619 shares were issued pursuant to the exercise of stock options.

At September 30, 2010, there were 72,024,478 stock options, 10,624,104 cash units and 8,100,410 long-term performance share units (PSUs) outstanding.  Subsequent to September 30, 2010, 144,295 stock options were surrendered for cash, 245,619 were exercised for shares, no options were granted and 786,514 were forfeited, with 70,848,050 outstanding at October 28, 2010.  Subsequent to September 30, 2010, 35,362 cash units were exercised, 35,040 were granted and 7,833 were forfeited with 10,615,949 outstanding at October 28, 2010.  Subsequent to September 30, 2010, no long-term PSUs were granted and 44,158 were forfeited with 8,056,252 outstanding at October 28, 2010.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs.  During the nine months ended September 30, 2010, 2,918,681 shares were purchased for $50 million.  Subsequent to September 30, 2010, no shares were purchased.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 10 and 13 to the 2009 audited Consolidated Financial Statements and notes 8 and 9 to the unaudited interim Consolidated Financial Statements.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2010 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$75/bbl, a NYMEX natural gas price of US$4.50/mmbtu and exchange rates of US$0.96=C$1 and UK£1=C$1.59.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	70	110
Natural gas – 60 mmcf/d	30	70
Price changes1
Oil – US$1.00/bbl	30	40
Natural gas (North America)2 – C$0.10/mcf	20	25
Exchange rate changes
US$/C$ decreased by US$0.01	30	35
C$/UK£ increased by C$0.02	(5)	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivatives terms in the “Risk Management” section of this MD&A, and note 10 to the unaudited Interim Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Commitments and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity.  The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 10 to the 2009 audited Consolidated Financial Statements and note 8 to the unaudited interim Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

There have been no significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2009.

Risk Management

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the 2009 audited Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at September 30, 2010, including their respective fair values, are detailed in note 11 to the unaudited interim Consolidated Financial Statements.

The Company may choose to designate derivative instruments as hedges for accounting purposes.  None of the outstanding commodity price derivative contracts have been designated as hedges.  In 2008, the Company no longer designated its interest rate swap as a fair value hedge.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at September 30, 2010, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling
Oil
Dated Brent oil collars	Oct-Dec 2010	5,000 bbls/d	US$49.00/57.79
Dated Brent oil collars	Oct-Dec 2010	23,000 bbls/d	US$55.35/85.00
Dated Brent oil collars	Oct-Dec 2010	25,000 bbls/d	US$71.72/90.00
WTI crude oil collars	Oct-Dec 2010	22,000 bbls/d	US$50.20/60.87

Natural gas
AECO natural gas collars	Oct-Dec 2010	47,410 mcf/d	C$5.78/7.39
NYMEX natural gas collars	Oct-Dec 2010	95,000 mcf/d	US$5.90/7.03
NYMEX natural gas collars	Jan-Jun 2011	95,000 mcf/d	US$5.27/6.66
NYMEX natural gas collars	Jan-Dec 2011	71,200 mcf/d	US$6.14/6.59
NYMEX natural gas swaps	Jan-Dec 2011	23,734 mcf/d	US$6.12
ICE natural gas swaps	Oct 2010 – Jun 2011	17,511 mcf/d	C$6.54

Subsequent to September 30, 2010, the Company entered into the following commodity price derivative contracts:

Contract	Term	Average volume	Average price or floor/ceiling
Oil
Dated Brent oil collars	Jan-Dec 2011	21,000 bbls/d	US$80.00/91.27
Dated WTI oil collars	Jan-Dec 2011	9,000 bbls/d	US$80.00/92.00

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at September 30, 2010:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Oct-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Oct-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Oct 2010-Dec 2011	3,671 mcf/d	C$3.05/mcf

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap is designated as a cash flow hedge.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
	2010			20091				20081
	Sep 30	Jun 301	Mar 311	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Gross sales	1,995	1,850	2,037	2,056	1,647	1642	1,666	1,926
Total revenue	1,711	1,553	1,774	1,722	1,430	1,470	1,438	1,608
Income (loss) from continuing operations	68	412	241	(182)	25	(432)	(70)	1,123
Net income (loss)	121	603	228	(111)	30	63	455	1,202
Per common share ($)
Income (loss) from continuing operations	0.07	0.40	0.24	(0.18)	0.02	(0.42)	(0.07)	1.11
Diluted income (loss) from continuing operations	0.07	0.40	0.23	(0.18)	0.02	(0.42)	(0.07)	1.09
Net income (loss)	0.12	0.59	0.23	(0.11)	0.03	0.06	0.45	1.18
Diluted net income (loss)	0.12	0.58	0.22	(0.11)	0.03	0.06	0.45	1.16
1.	Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

Accounting Policies

As a result of a reorganization of the Company’s operations and changes in the composition of revenue and costs, management has determined that the functional currency of both the Canadian and Norwegian self-sustaining operations is more closely linked to the US$ than to the respective domestic currencies.  Accordingly, effective January 1, 2010, these self-sustaining operations have been accounted for as US$ functional currency entities.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information.  The Company has established a dedicated IFRS project team to address the conversion to IFRS that reports regularly to a steering committee, senior management and the Audit Committee.

The adoption of IFRS does not impact the underlying economics of Talisman’s operations or its cash flows.  The most significant impacts will be from the application of new accounting policies that will reset the Company’s balance sheet, and financial statement presentational changes.   Management is currently finalizing the adjustments required to the Company’s previously reported Canadian GAAP results of operations, cash flows and financial position to adopt IFRS.

Based on work performed to date management anticipates resetting the Company’s previously reported December 31, 2009 balance sheet for changes in the carrying value of PP&E, current and long-term liabilities and retained earnings.

As a result of the changes in accounting policies with the adoption of IFRS, management anticipates adjusting the Company’s previously reported quarterly net income due principally to lower DD&A and accretion expense, unrealized foreign exchange gains and losses, deferred income taxes (referred to as future income taxes under Canadian GAAP) and the timing of the recognition of gains and losses on the disposal of assets.  The Company does not anticipate a change to the previously reported cash flows as a result of adopting IFRS except for a reclassification of exploration expense from an investing activity to an operating activity and possibly other minor reclassifications.

Assets held for sale, previously reported as discontinued operations under Canadian GAAP, will no longer be classified as such under IFRS, which results in additional reclassifications on the financial statements between continuing and discontinued operations.

These adjustments are impacted by a number of exemptions permitted upon first time adoption as well as management’s choice of policies and assumptions which are more fully described below.

IFRS 1 exemptions

The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date should be applied retrospectively. However, IFRS 1 'First-time Adoption of International Financial Reporting Standards' contains a number of exemptions which companies are permitted to apply. The Company has elected to apply the following exemptions:

•	to measure certain properties at fair values and use those fair values as deemed cost;
•	to apply a modified approach described in IFRS 1 to calculating the retrospective cost component of PP&E relating to the Company’s asset retirement obligations (‘ARO’);
•	to not restate past business combinations that occurred before January 1, 2010;
•	to not apply IFRS 2 'Share-based Payments' to awards that vested prior to January 1, 2010;
•	to recognize cumulative unrecognized actuarial gains and losses on employee future benefits in equity as at January 1, 2010;
•	to prospectively apply the Borrowing Costs standard from January 1, 2010.

In addition, following further analysis, the Company has determined not to reset its cumulative translation adjustment to nil.

Estimated impact on reported financial position

The following information summarizes adjustments required to reset the Opening Balance Sheet at January 1, 2010 on adoption of IFRS:

(billions of C$)	Canadian GAAP	IFRS Adjustments	IFRS

Current Assets	3.2	-	3.2
Long Term Assets	20.4	(2.4) to (2.6)	17.8 to 18.0
Total Assets	23.6	(2.4) to (2.6)	21.0 to 21.2

Current Liabilities	2.6	0.2 to 0.3	2.8 to 2.9
Long Term Liabilities	9.9	(0.9) to (1.1)	8.8 to 9.0
Equity	11.1	(1.7) to (1.8)	9.3 to 9.4
Total Liabilities & Equity	23.6	(2.4) to (2.6)	21.0 to 21.2

The carrying value of the Company’s PP&E at the time of adoption is expected to decrease by approximately $2.5 billion as a result of electing to measure certain of the Company’s properties at fair value and where permitted deeming these fair values as cost (decrease of approximately $2.0 billion), changes to the cost component of PP&E relating to the Company’s ARO (decrease of approximately $0.2 billion) as well as removing the tax adjustment from PP&E previously recorded for historical asset acquisitions under Canadian GAAP, which is not permitted under IFRS (decrease of approximately $0.3 billion).

Current liabilities at the time of adoption are expected to increase by approximately $0.2 billion due to the IFRS requirement to measure cash-settled share-based payments at fair values rather than the intrinsic method permitted under Canadian GAAP which, in effect, accelerates the timing of the expense recognition under IFRS.

Long-term liabilities are expected to decrease by approximately $1.0 billion largely as a result of the deferred tax effect of other IFRS adjustments, deferred income tax adjustments required for historical asset acquisitions and changes in accounting methodology for deferred tax and Petroleum Revenue Tax.

Retained earnings are expected to decrease by approximately $1.7 billion as a result of the net after tax impact of the above adjustments to the opening balance sheet including approximately $1.2 billion for the deemed fair value election of which a significant portion related to assets sold during 2010, and approximately $0.2 billion relating to the fair value measurement of Talisman’s stock options and performance plans at January 1, 2010.

In estimating the adjustment to PP&E as a result of electing to measure certain of the Company’s properties at fair value and where permitted deeming these fair values as cost, management has estimated fair value based on market information which consisted of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange quoted prices.  Where reliable market information was not available, management relied upon internally generated discounted cash flows using a long term view of commodity prices.

Estimated impact on reported financial results

The resetting of the Company’s balance sheet under IFRS which primarily impacted PP&E and the liabilities for ARO, stock based compensation and deferred income tax in conjunction with other changes in accounting policies under IFRS is expected to increase the Company’s previously reported quarterly net income for the three months ended March 31, 2010 by approximately $0.2 billion and have minimal net impact on the quarter ended June 30, 2010.   The changes in accounting policies under IFRS are expected to decrease DD&A and accretion expense and will also impact such items as unrealized foreign exchange gains and losses, deferred income tax expense and the timing of when gains and losses are recognized on disposed asset.

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition of IFRS. The Company continues to work with advisors and monitor the development of standards to understand the practical application of the IFRS principles which will affect the quantification of IFRS retrospective adjustments as at January 1, 2010 and the subsequent IFRS Consolidated Financial Statements.

IFRS Changeover Progress

•
Control Environment - The Company has commenced planning work to evaluate controls over IFRS financial reporting by the first quarter of 2011 with operating effectiveness to be evaluated prior to 2011 year end reporting.

•	Training and Communication - The Company is continuing to implement training and communication programs in order embed IFRS requirements into internal processes.
•
IT Systems - IFRS data continues to be collected and validated in the dual recording system for purposes of 2010 reporting. Modifications to accounting processes to support IFRS reporting in 2011 are ongoing. Work is progressing on changes to the budgeting and forecasting systems to embed the more signifcant aspects of IFRS within the Company's planning cycle.

•
Business Activities - As Talisman undertakes business initiatives, the IFRS conversion project actively coordinates with stakeholders to incorporate necessary actions, for example the impact of the change in functional currencies, within the project plan.

Internal Control over Financial Reporting

There have been no changes in Talisman’s internal control over financial reporting in the nine month period ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Litigation

In September 2006, the United States District Court for the Southern District of New York (the “Court”) granted Talisman’s Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs’ effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff’s appeal of the Court’s decision granting Talisman’s Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff’s proposed third amended complaint.  On April 15, 2010 the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal.  On October 4, 2010, the United States Supreme Court refused to grant the plaintiffs’ appeal request.  Accordingly, the action has now been resolved in the Company’s favour.

Forward-Looking Information

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans, including expected capital expenditures;
•	timing of non-core asset dispositions and asset acquisitions;
•	expected counterparty risk;
•	expected sources of funding for the capital program;
•	expected production, including expected production to meet fixed price sales contract commitments;
•	expected timing of IFRS projects, and impact of IFRS;
•	expected impact of new accounting standards;
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of the ability of counterparties to meet their obligations and the timing of IFRS projects, each of the forward-looking information contained herein is based on Talisman’s 2010 capital program. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be just over 400,000 boe/d, most of the North American asset sales having closed by mid-year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.  The disposition metrics disclosed assume closing of all dispositions as announced; the final completion of such dispositions is contingent on various factors including the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such transactions.  Forward-looking information for periods past 2010 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld; and

•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Abbreviations

The following list of abbreviations is used in this document:

AcSB	Canadian Accounting Standards Board

bbls	barrels

bbls/d	barrels per day

boe	barrels of oil equivalent

boe/d	barrels of oil equivalent per day

C$	Canadian dollar

CICA	Canadian Institute of Chartered Accountants

GAAP	Generally Accepted Accounting Principles

GJ	gigajoule

ICE	Intercontinental Exchange

IFRS	International Financial Reporting Standards

LIBOR	London Interbank Offered Rate

mboe/d	thousand barrels oil equivalent per day

mcf	thousand cubic feet

mmbbls	million barrels

mmbtu	million British thermal units

mmcf/d	million cubic feet per day

NGL	Natural Gas Liquids

NYMEX	New York Mercantile Exchange

NOK	Norwegian Kroner

PRT	Petroleum Revenue Tax

PSC	Production Sharing Contract

SEC	US Securities and Exchange Commission

UK	United Kingdom

UK£	Pound sterling

US	United States of America

US$	United States dollar

WTI	West Texas Intermediate